                         Filed by The Interpublic Group of Companies, Inc. Pursuant to Rule 425 under the Securities Act of 1933 deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

                         Subject Company: True North Communications Inc. Commission File No. 1-5029


THE FOLLOWING IS A SLIDE SHOW DISSEMINATED BY THE INTERPUBLIC GROUP OF COMPANIES, INC. AND TRUE NORTH COMMUNICATIONS INC. ON MARCH 19, 2001



Slide Show                    19 March 2001         The Interpublic Group of
                                                    Companies, Inc. [Logo]

                   The Interpublic Group of Companies, Inc.

                            The Interpublic Group
                            of Companies, Inc.     [LOGO]


                        True North Communications, Inc.

                   [LOGO of True North Communications, Inc.]

================================================================================

Cautionary Statement
This document contains forward-looking statements. Statements that are not historical fact, including statements about Interpublic's beliefs and expectations constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and Interpublic undertakes no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties.
Interpublic cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those associated with the effect of national and regional economic conditions, the ability of Interpublic to attract new clients and retain existing clients, the financial success of the clients of Interpublic, and developments from changes in the regulatory and legal environment for advertising companies around the world, and the successful completion and integration of acquisitions which complement and expand Interpublic's business capabilities.

Another important factor is Interpublic's acquisition strategy. One of Interpublic's business strategies is to acquire businesses that complement and expand its current business capabilities. Accordingly, Interpublic is usually engaged in evaluating potential acquisition candidates. Interpublic is currently engaged in a number of preliminary discussions that may result in one or more substantial acquisitions. These acquisition opportunities require confidentiality and from time to time give rise to bidding scenarios that require quick responses by Interpublic. Although there is uncertainty that any of these discussions will result in definitive agreements or the completion of any transactions, the announcement of any such transaction may lead to increased volatility in the trading price of the shares of Interpublic.

Moreover, the success of recent or contemplated future acquisitions will depend on the effective integration of newly-acquired businesses into Interpublic's current activities. Important factors for integration include realization of anticipated synergies and the ability to retain new personnel and clients.

Investors should evaluate any statement in light of these important factors.

The Interpublic Group of Companies, Inc. and True North Communications Inc.
will be filing a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (www.sec.gov/EDGAR), or at the SEC's public reference room located at 450 Fifth St., NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Interpublic and True North may be obtained free of charge by contacting The Interpublic Group of Companies, Inc., 1271 Avenue of the Americas, New York, NY 10020, Attn: Investor Relations (tel: 212-399-8057), or the True North Communications, Inc. at 101 East Erie St., Chicago, IL 60611, Attn: Corporate Communications (tel: 312-425-6500). INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. True North and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of True North's stockholders to approve and adopt the merger agreement with Interpublic. The participants in this solicitation may include the directors and executive officers of True North, who may have an interest in the transaction as a result of holding shares or options of True North. A detailed list of the names and interests of True North's directors and executive officers, and of their ownership interests in True North, is contained in True North's proxy statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's website (www.sec.gov).

  Introduction
================================================================================

-   John Dooner
    Chairman and Chief Executive Officer, The Interpublic Group

-   Sean Orr
    Chief Financial Officer, The Interpublic Group

-   David Bell
    Chairman and Chief Executive Officer, True North Communications

-   Brendan Ryan
    Chief Executive Officer, FCB Worldwide

  Agenda
================================================================================

-   Introduction

-   Strategic Overview

-   The True North Acquisition - Creation of A New Industry Landscape

-   Transaction Summary and Financial Considerations

-   Closing Remarks


Appendix

-   Overview of The True North Business Units

================================================================================

                               Strategic Overview

  Strategic Overview
================================================================================




                             Strongest Client Base

                                       +

                          Broadest Array of Resources

                                       +

                          Deepest Geographic Coverage

                                       +

                           Client-Focused Management

                                 [DOWN ARROW]

                              Category Leadership

  Why A Third Network
================================================================================

Interpublic's long term success will be greatly enhanced by adding the right
                                                                       -----
third network. It is expected that the right third network would ensure that
                                                                 ------
Interpublic would have:

 -  The most powerful client list in the business

 -  New and expanded marketing communications resources to service our clients

 - An expanded portfolio of companies and management that will continue to contribute to our accelerated growth.

  Evaluation Criteria
================================================================================

This acquisition prospect was evaluated based on six specific criteria:

- Clients -- The quality of its client list, including the specific clients and the depth of the relationship (# of countries represented)

- Management Strengths -- Experience level, track record and confidence in the management team

- Financial Proposition -- Valuation is economically attractive and creates value for IPG shareholders

- Accelerated Growth Potential -- Interpublic's ability to accelerate the prospect's growth

- Agency Footprint -- How broad is their core agency coverage, majority ownership, etc.

- Marketing Service Offering -- The number and quality of non-advertising services offered

================================================================================




                           The True North Acquisition

                      Creation of A New Industry Landscape

                                Why True North?
================================================================================

                               -  Great Clients

                               -  Great People

                               -  Attractive Valuation

  New Industry Landscape
================================================================================

Outright leadership for the new Interpublic:

   -  In overall size

   -  In the number of marketing services where we rank #1

   -  In clients served in 20+ countries

   -  In the addition of a top-tier third network - FCB Worldwide

   -  In quality of management team

  Largest Revenue Base in the Industry
================================================================================

                 Advertising Companies 2000 Pro Forma Revenue


                 [BAR GRAPH ILLUSTRATING DATA IN TABLE BELOW]


     Interpublic [3] OMC [3]  WPP [1]   Havas [3]    Publicis [2]   Grey [3]    Cordiant [3]
          7.2        6.2       6.1       2.1            1.6         1.2           0.8

Based on reported 2000 revenue figures adjusted to reflect TNO with Interpublic.

Note [1] Source: WPP Group plc presentation, March 2001
     [2] Includes 4 months of Saatchi & Saatchi Revenues
     [3] Source: Company's 4th Quarter press release

  Category Leadership
================================================================================
                                             IPG Position
Total Revenue                                   #1

Advertising Billings                            #1

Media Services                                  #1

Healthcare                                      #1

Meetings and Events                             #1

Sports Marketing                                #1

Branding & Corporate Identity                   #1

Sales Promotion (US)                            #2

Marketing Research                              #2

Public Relations                                #3

Direct/CRM                                      #3

  Great Clients
================================================================================

            True North clients add breadth and depth to IPG roster

            American Airlines               Kraft/ General Foods
            AT&T                            Merck
            Bank of America                 Nortel
            Beiersdorf                      Quaker
            Bristol-Myers                   RJR/Nabisco
            Chase Manhattan                 SC Johnson
            Compaq                          Subaru
            Coors                           Taco Bell
            Datek                           US Postal Service
            Glaxo                           Verizon

IPG penetration of top 25 US advertisers rises from 13 to 18

  Quality Client Relationships
================================================================================

Number of Multinational Clients in 20+ Countries (Unduplicated for 2000)


                 [BAR GRAPH ILLUSTRATING DATA IN TABLE BELOW]


           Interpublic    WPP    OMC    Publicis    Grey    BCom3
               40          31     31       18         9       7



Source: Ad Age Sept. 19, 2000

  FCB Worldwide
================================================================================

-   #11 global agency network - #4 in U.S.

-   210 offices in 96 countries

-   2000 billings: $8 billion+

-   Strong client list

    - AT&T, Beiersdorf, Chase, Compaq, Coors, Kraft General Foods, Merck, Quaker, Samsung, SC Johnson, Taco Bell, USPS

-   Excellent creative reputation

-   Strong management team led by proven CEO Brendan Ryan

  Great People
================================================================================
- Like-minded management team, with shared view of business, of importance of delivering complete solutions to clients and focus on profitability

-   Led by David Bell (TN Chairman & CEO) and Brendan Ryan (CEO of FCB)

-   Supported by strong cadre of experienced, proven professionals:

    -  Harris Diamond - CEO BSMG

    -  Gene Bartley - CEO Bozell Group

    -  Val Zammit -  CEO Diversified Companies

    -  Kelly O'Dea - President FCB Worldwide

    -  Harry Reid - President FCB International

    -  Dennis McClain - CEO Temerlin McClain

                              Transaction Summary
                                      and
                            Financial Considerations
================================================================================

  Transaction Summary
================================================================================

Transaction Structure:      Stock for stock merger of Interpublic and True North

Exchange Ratio:             Fixed exchange ratio of 1.14x shares of
                            Interpublic for each share of True North

Transaction Value:          $40.24 per True North share based on Interpublic
                            closing price of $35.30

                            Approximately $2.1 billion equity value

Pro Forma Ownership:        Interpublic 84.5%; True North 15.5%

Accounting Treatment:       Pooling of interests accounting

Tax Treatment:              Tax-free reorganization

Deal Protection:            $80 million break-up fee

Board of Directors:         David Bell and Brendan Ryan to be nominated
                            for election to Interpublic Board of Directors

Expected Closing Date:      Mid-summer 2001

  Financial Impact
================================================================================

- 2000 pro forma net revenues of $7.2 billion and pro forma operating income of $1.0 billion

-   Accretive to GAAP earnings in 2001 and 2002

- Annual cost savings quantified to date in excess of $25 million

-   Additional new growth opportunities not factored into the analysis

-   Pro forma double digit revenue growth for 2001 (including Chrysler)

- 2001 pro forma EPS estimates of $1.65-$1.70, consistent with previous guidance

- Continued commitment to annual double digit top line growth and double digit EPS growth going forward

  2000 Pro Forma Revenue by Region
================================================================================

          Interpublic                           Interpublic + True North
          Total $5,626                                Total $7,154


           [PIE CHART                                 [PIE CHART
        ILLUSTRATING DATA                          ILLUSTRATING DATA
         IN TABLE BELOW]                            IN TABLE BELOW]

   Australia/Asia Pacific - 11%                 Australia/Asia Pacific -  9%
   Europe                 - 30%                 Europe                 - 26%
   Latin America          -  4%                 Latin America          -  4%
   North America          - 55%                 North America          - 59%

  2000 Pro Forma Revenue by Region
=========================================================================================================
   Interpublic + True North                    Omnicom [1]                         WPP and Y&R [2]
        Total $7,154                         Total $6,154                         Total $6,100

        [PIE CHART                            [PIE CHART                           [PIE CHART
     ILLUSTRATING DATA                     ILLUSTRATING DATA                    ILLUSTRATING DATA
      IN TABLE BELOW]                       IN TABLE BELOW]                      IN TABLE BELOW]
   Australia/Asia Pacific -  9%         Australia/Asia Pacific -  5%         Australia/Asia Pacific - 10%
   Latin America          -  4%         Latin America          -  2%         Latin America          -  7%
   UK and Europe          - 26%         UK and Europe          - 36%         UK and Europe          - 38%
   North America          - 59%         North America          - 57%         North America          - 45%

WPP & Y&R revenue split between Latin America and Australia/Asia Pacific based on IPG estimates

[1] Source:  Company's 4th Quarter press release
[2] Source:  WPP presentation, March 2001

  2000 Pro Forma Revenue by Sector
================================================================================

          Interpublic                           True North + Interpublic
          Total $5,626                                Total $7,154


           [PIE CHART                                 [PIE CHART
        ILLUSTRATING DATA                          ILLUSTRATING DATA
         IN TABLE BELOW]                            IN TABLE BELOW]

Advertising             46%                  Advertising             49%

Media                   13%                  Media                   11%
                        ---                                          ---
                        59%                                          60%

Promotion, Event &      22%                  Promotion, Event &      22.3%
 Direct Marketing                             Direct Marketing

Public Relations         8.2%                Public Relations         8.8%

Market Intelligence      8.7%                Market Intelligence      8.6%
                       ------                                       ------
                        41%                                          40%

                 Sector concentration not materially impacted

  Accelerated Growth Potential
================================================================================

Revenue Upsides
---------------

- Allows Interpublic companies to cross sell TNO services not previously available, e.g. diversity marketing, advocacy advertising, analytic modeling

-   Allows select TNO brands to accelerate strategic expansion via Interpublic

- Enhances upside potential for FCB to offer more services and more geographic coverage to existing and new clients
                         -------

- Aligning standalone entities offers new international coverage, higher visibility/rankings = stronger new business potential

- Allows all TNO companies to cross sell Interpublic services not previously available; e.g. NFO (research), Jack Morton (meetings and events), Octagon (sports marketing)


          Revenue and profit benefits from above are all incremental

  Accelerated Growth Potential
================================================================================

- Current TNO ratio of advertising to other marketing services approximately 60/40, comparable to Interpublic

   --  TNO already has substantial mass in these faster growing specialties

   -- Considerable further upside to expand these services with Interpublic infrastructure and resources

- Interpublic has proven track record in accelerating international growth of established domestic brands; e.g. Draft, Jack Morton, Golin Harris

- Collectively will examine independent agencies and specialized marketing services to determine optimal alignment going forward

- TNO has track record of organic growth and improving margins; under Interpublic, margins are expected to accelerate further


                Again, all benefits from above are incremental

                                Closing Remarks
================================================================================

   Summary
================================================================================

        In approaching potential acquisitions, Interpublic looks at six criteria; How does True North fare?

                            [DATA IN TABLE FORMAT]

Clients                 Quality of client partnerships        [CHECK-MARKED BOX]
                        and depth of relationships

Agency Footprint        How broad is targets core agency      [CHECK-MARKED BOX]
                        coverage, majority ownership, etc.

Marketing               Number and Quality of Non-            [CHECK-MARKED BOX]
Services Offered        advertising services offered


Management              Experience level, track record and    [CHECK-MARKED BOX]
Strengths               confidence in key management


Accelerated             Having a clear picture of how we
Growth Potential        can accelerate growth once acquired   [CHECK-MARKED BOX]


Financial Proposition   Attainable at a price that makes      [CHECK-MARKED BOX]
                        economic sense

  Summary
================================================================================

- Interpublic's acquisition of True North represents an industry-leading combination in:

   -  Size (Both Overall and by Sector)

   -  Clients Served

   -  Depth of Resources

   -  Breadth of Coverage

   -  Strength of Management



                   A more compelling value for shareholders

                                   Appendices
================================================================================

  True North
  2000 Revenue by Sector
================================================================================

                                  True North
                                 Total $1,528

                                  [PIE CHART
                                 ILLUSTRATING
                               THE DATA BELOW]

                          Advertising            62%

                          Media                   2.7%

                          Promotion, Event &
                           Direct Marketing      23.6%

                          Public Relations       10.9%

                          Marketing
                           Intelligence            .8%
                                                ------
                                                 38%

  Bozell Group
================================================================================

-   Top 25 U.S. consolidated agency group

-   Billings of $1.9 billion in 2000

- Blue chip clients: Ace Hardware, Bank of America, Verizon, Bristol-Myers Squibb, The New York Times, Mass Mutual, Lorillard, Enterprise Rent-A-Car, Pharmacia & Upjohn, Starbucks, Fujitsu

  Temerlin McClain
================================================================================

-   #1 Southwest-based agency

-   $700 million in billings in 2000

-   Specialists in service-driven businesses

-   Highly integrated communications offering

- Key clients include American Airlines, Subaru, Verizon, Nortel and Bank of America

  BSMG Worldwide
================================================================================

-   #8 ranked global public relations network, #7 in the U.S.

- $180 million in fee income in 2000, with offices in 33 cities in 15 countries

-   Fastest growing PR firm over the last four years

- Practices in high growth areas: leader in investor relations, largest food & beverage practice, rapidly growing in technology and healthcare

-   Named PR Agency of the Year in 1997/98

- Key clients include: Bahamas Tourism, Exelon, Ingersol-Rand, Milk PEP, HP, Kraft Foods, PhRMA, Microsoft, Merck, Quaker Oats, ADM, BMS, Toshiba, Pfizer, American Airlines, Ocean Spray

  Marketing Drive Worldwide
================================================================================

- Fully-integrated global marketing services network offering Promotional Marketing, Relationship Marketing, Branding/Design, Marketing Consulting and Specialized Promotional Services

-   $500 million in equivalent billings

-   43 offices in 27 countries with over 700 employees

- Key clients: Gillette, Fujitsu, Coors, Milk Board, Intuit, Nabisco, Bristol-Myers Squibb

-   Promo Magazine award: "one of the two that made a difference in 2000"

  New America Strategies Group
================================================================================

- Largest multicultural marketing communications company, representing all three major ethnic populations, with 2000 billings over $500 million

-   Don Coleman Advertising
    -  Largest and fastest growing African-American full-service agency
    - Clients include: Chrysler, K-mart, Miller Brands, Domino's, Verizon, American Airlines

-   Siboney USA
    -  A full-service Hispanic agency
    -  Offices in New York, Miami, Dallas and Los Angeles
    - Key clients: Nestle, Colgate Palmolive, Denny's, United Distillers Vintners, Chase

-   Imada Wong
    -  Los Angeles-based, full-service Asian American agency

  FCB Healthcare
================================================================================

-   A full-service healthcare marketing agency specializing in Rx, DTP and DTC

-   Top ten ranked with 8 offices on 4 continents

- Top clients include Genentech/Novartis, Whitehall-Robbins, Watson Laboratories, Merck, CollaGenex

  R/GA Digital
================================================================================

- Creatively-focused, and award winning interactive services company, specializing in

    -   First generation e-commerce sites

    -   Second Generation+ web site design & architecture

    -   Online brand experiences & relationship marketing programs

- One of world's most awarded new media creative agencies; named "Best Creative Agency" in Adweek's special report

- Key clients include IBM, Ericsson, Reuters, Bed Bath & Beyond, Purina, Ellis Island

  TN Directory Services
================================================================================

- Largest directory services company (in our peer group) with capitalized billings of almost $400 million

-   Provides a full range of traditional print and internet directory services

- Key clients include: U-Haul, AT&T, GE, Chrysler, Enterprise Rent-A-Car, Sears, Cohen/Sterling Optical